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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70160

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Meraki Global Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1389 Center Drive, Suite 170

(No. and Street)		
Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	ana@mga-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.

	(Name – if individual, state last, first, and middle name)		
3535 Roswell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)
6/25/2009		1952	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Arnold_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Meraki Global Advisors, LLC_____, as of 12/31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Founder & Managing Partner_____

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Meraki Global Advisors, LLC

AUDITED FINANCAL STATEMENT

December 31, 2025

Table of Contents

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Meraki Global Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Meraki Global Advisors, LLC as of December 31, 2025 and the related notes. (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Meraki Global Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Meraki Global Advisors, LLC's management. Our responsibility is to express an opinion on Meraki Global Advisors, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
March 31, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Meraki Global Advisors, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and Cash Equivalents	$	673,809
Accounts Receivable		394,861
Fixed Assets (net of accumulated depreciation)		23,166
ROU – Lease Asset		55,564
Prepaid Assets and Deposits		49,678
Total Assets	$	1,197,078

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses		223,530
ROU – Lease Liability		64,767
Total Liabilities	$	288,297
Members' Equity	$	908,781
Total Liabilities and Member's Equity	$	1,197,078

The accompanying notes are an integral part of this financial statement.

Meraki Global Advisors, LLC
Notes to Financial Statement
December 31, 2025

NOTE 1 – General and Summary of Significant Accounting Policies

General

Meraki Global Advisors, LLC (the "Company") is a limited liability company which was formed in the State of Utah on April 19, 2018 and a fully owned subsidiary of SVMP Holdings LLC ("SVMP"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") since March 28, 2019. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing outsourced trading services to institutional asset managers.

Summary of Significant Accounting Policies

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property and equipment are stated at cost and are depreciated over the expected lives of 3 to 7 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation expense was $17,123 for the year ending December 31, 2025.

Revenue Recognition

The Company has adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The Company is an outsourced trader and earns brokerage commissions from its contracts with institutional asset managers to transact on their account. Commissions are transaction based and are calculated as a percentage of the shares traded or on percentage of the trade value, including trade execution services, and are recognized at the point in time that the transaction is executed, i.e., the trade date.

The Company also has an immaterial amount of referred trail commission revenue.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days that are not held for sale in the ordinary course of business.

Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: outsourced trading. The accounting policies of the outsourced trading segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the outsourced trading segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

NOTE 2 – Occupancy

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or rate. The discount rate is the implicit rate it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company has determined that the implicit rate of the lease is not readily determinable and accordingly, uses the incremental borrowing rate based on the information available at the commencement date of leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company estimated its incremental borrowing rate to be 7.0%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments). Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company's leases do not include termination options for either party to the lease or restrictive financial covenants. Payment due under the lease contracts include fixed payments plus, for the Company's premises lease, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts included in the balance sheet as of December 31, 2025 were as follows:

Operating lease ROU assets	$55,564
Operating lease liabilities	64,767

Maturities of lease liabilities under the non-cancellable premises lease as of December 31, 2025 are as follows:

NOTE 2 – Occupancy (*Continued*)

2026	56,762
2027	9,648
Thereafter	-
Total undiscounted lease payments	$66,410
(Less imputed interest)	(1,643)
Total lease liability	$64,767

NOTE 3 – Subsequent Events

Subsequent events have been evaluated through March 31, 2026, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

NOTE 4 – Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company exceeded the federally insured limit by $421,548.

NOTE 5 – Business Concentrations

The Company earned revenue from 60 relationships in 2025. The top 2 relationships accounted for 21.6% and 7.6% of commissions earned during the year ended December 31, 2025.

NOTE 6 – Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

NOTE 7 – Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2025. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $441,026 which was $425,510 in excess of its required net capital of $15,516. The Company's net capital ratio was 0.5277 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 9 – Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company is evaluating new accounting standards and will implement as required.

NOTE 10 – Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained during examinations. A tax position includes the entity's status. The Company believes it has no uncertain positions.

NOTE 11 – Accounts Receivable

The Company has evaluated accounts receivable and has determined that an allowance for doubtful accounts is not needed as of December 31, 2025. The terms are due upon services being provided. Accounts receivable balance at January 1, 2025 was $1,071,955.